                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1933
                              (Amendment No. 6) *


                                  ADVO, Inc.
               -------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
               -------------------------------------------------
                        (Title of Class of Securities)

                                  007585 10 2
                         -----------------------------
                                (CUSIP Number)

     David M. Stigler, ADVO, Inc., One Univac Lane, P.O. Box 755, Windsor,
     ---------------------------------------------------------------------
                     Connecticut 06095-0755 (860) 285-6120
                     -------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 28, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13 D

CUSIP NO. 007585 10 2                                             Page 2 of 5


1 Name of Reporting Person S.S. or I.R.S. Identification No. Of Above Person ROBERT KAMERSCHEN

2   Check the appropriate Box if a Member of a Group.*          (a) [_]
                                                                (b) [X]

3   SEC Use Only

4   Source of Funds *
    PF

5   Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                    [_]

6   Citizenship or Place of Organization
    UNITED STATES OF AMERICA

Number of        7  Sole Voting Power
Shares              1,050,157
Beneficially
Owned By Each    8  Shared Voting Power
Reporting           -0-
Person
With             9  Sole Dispositive Power
                    1,056,407

                 10 Shared Dispositive Power
                    -0-


11   Aggregate amount beneficially owned by each reporting person
     1,056,407

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *
                                                                    [_]
     N/A

13   Percent of Class Represented by Amount in Row (11)
     4.3%

14   Type of Reporting Person *
     IN



* SEE INSTRUCTIONS BEFORE FILING OUT !
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                                                                     Page 3 of 5


                  Amendment No. 6 to Statement on Schedule 13D

     Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, Amendment No. 2 thereto, dated November 30, 1993, Amendment No. 3 thereto, dated February 4, 1994, Amendment No. 4 thereto, dated February 22, 1994 and Amendment No. 5, dated December 7, 1994 with respect to the common stock, par value $.01 per share ( the "Common Stock") of ADVO, Inc. ( the "Company"). The reporting person is filing this Amendment No. 6 because the percentage of his beneficial ownership of the Common Stock has changed as a result of his (i) exercising certain options to purchase shares of Common Stock and related transactions and
(ii) purchasing of Common Stock in the ADVO, Inc. Deferred Compensation Plan, as detailed below in Item 3(a).

Item 3 - Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     (a) Under the ADVO, Inc. 1988 Non-qualified Stock Option Plan and the 1993 Stock Option Subplan, as amended (the "Stock Option Plan"), the reporting person exercised his options to purchase 12,000 shares, 454,198 shares and 76,569 shares of Common Stock on February 3, 1997 in consideration of the reporting person's payment of exercise prices of $8.00, $8.625 and $11.250, respectively, for each share of Common Stock. The exercise price for each option was paid by the withholding by the Company of 7,456 shares, 304,268 shares and 66,904 shares, respectively, otherwise issuable upon exercise of the
options.   Shares withheld by the Company upon exercise were valued at the market price of $12.875. The Company also withheld (at $12.875 per share) from the reporting person an additional 1,652 shares, 50,902 shares and 3,281 shares, respectively, upon the exercise of such options to pay certain tax obligations of the reporting person resulting from the exercise of the options. For these shares withheld to pay the option price and tax requirements, the reporting person received new options (called reload options) which are not exercisable
within 60 days and are not required to reported herein.   As a result of such
exercise and withholding, the reporting person received 2,892 shares, 99,028 shares and 6,384 shares, respectively.

     On February 28, 1997 the reporting person purchased 2,536.63 shares of Common Stock in the ADVO, Inc. Deferred Compensation Plan, an excess benefits
plan pursuant to an intra-fund transfer under the plan.   The aggregate amount
of compensation deferred by the reporting person in connection with this transaction was $32,659 (at $12.875 per share).

     (b)  The following transaction is to occur within the next 60 days:

     Options for 6,250 shares of Common Stock that were granted to the reporting person under the Stock Option Plan will become exercisable on March 12, 1997 pursuant to the terms of such plan at an exercise price of $12.00 per share.

     In addition, the reload options for 9,108 shares, 355,170 shares and 70,185 shares, respectively, will become exercisable on February 3, 1998 pursuant to the terms of such plan at an exercise price of $12.875 per share.

Item 4 - Purpose of Transaction.
-------------------------------

     The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days, but may do so in the future.

Item 5 - Interest in Securities of the Issuer.
---------------------------------------------

     (a) The reporting person beneficially owns as of the date hereof 1,056,407 shares of Common Stock, or 4.3% of the 24,435,726 shares of Common Stock that would be outstanding if the reporting person were to exercise his
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                                                            Page 4 of 5

remaining vested options for 6,250 shares of Common Stock based on the 24,429,476 Shares of Common Stock outstanding as of February 22, 1997.

     (b) The reporting person has sole power to dispose of or direct the disposition of 1,056,407 shares of Common Stock and has sole power to vote or direct the voting of 1,050,157 shares of Common Stock.

     (c) The following transactions occurred during the past 60 days:


Reporting Person     Transaction  Number of  Price per  How Effected
----------------     Date         Shares     Share      ------------
                     ----         ------     -----
 Robert Kamerschen   1/23/97      6,000      $8.00      Options granted
                                                        under the Stock
                                                        Option Plan
                                                        vested.

 Robert Kamerschen   2/1/97       76,569     $11.250    Options granted
                                                        under the Stock
                                                        Option Plan
                                                        vested.

 Robert Kamerschen   2/3/97       6,788      $8.625     Options granted
                                                        under the Stock
                                                        Option Plan
                                                        vested.

 Robert Kamerschen   2/3/97       12,000     $8.00      Options
                                                        exercised under
                                                        the Stock
                                                        Option Plan.

 Robert Kamerschen   2/3/97       454,198    $8.625     Options
                                                        exercised under
                                                        the Stock
                                                        Option Plan.

 Robert Kamerschen   2/3/97       76,569     $11.250    Options
                                                        exercised under
                                                        the Stock
                                                        Option Plan.

 Robert Kamerschen   2/28/97      2,536.63   $12.875    Common Stock
                                                        purchased under
                                                        the ADVO, Inc.
                                                        Deferred
                                                        Compensation
                                                        Plan.

     d)   Not applicable.

     e) The reporting person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock on February 28, 1997.
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                                                            Page 5 of 5

                                     SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   DATE:   April 1, 1997

                                               /s/ ROBERT KAMERSCHEN
                                               --------------------------
                                               Robert Kamerschen